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13012563

UNITEDSTATES
SECURITIES ANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GP NURMENKARI INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 EAST 39TH STREET, SUITE 1108
(No. and Street)

NEW YORK (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carolyn C. Carty (212) 490-3113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO. CPA
(Name -- *if individual, state last, first, middle name*)

3150 140TH STREET, ROOM 6C (Address) FLUSHING (City) NY (State) 11354 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 141006-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD
3/12/13

OATH OR AFFIRMATION

I, Albert Pezone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GP Nurmenkari Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127431
Qualified in Nassau County
Commission Expires May 23, 2013

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GP NURMENKARI, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

December 31, 2012

New York, New York

GP NURMENKARI, INC.

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
Flushing, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

Board of Directors
GP Nurmenkari Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of GP Nurmenkari Inc. (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the

reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GP Nurmenkari Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Yin Shen Co. CPA
Flushing, New York
February 22, 2013

GP NURMENKARI INC.

Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	3,488
Receivable from customers and clearing organization		11,663
Prepaid expenses		6,200
Deposits with clearing organizations		50,000
Total assets	$	71,351

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable, and accrued expenses	$	23,468
Other Liabilities		711
Total liabilities		24,179
Stockholders' Equity		
Common stock - Authorized 200 shares non par 200 shares issued and outstanding		70,030
Retained earnings		(22,858)
Total stockholders' equity		47,172
Total liabilities and stockholders' equity	$	71,351

The accompanying notes are an integral part of these financial statements

GP NURMENKARI INC.

Statement of Income
for the Year Ended December 31, 2012

REVENUES:	
Commissions	$ 183,883
Consulting	61,671
	245,554
EXPENSES:	
Employee compensation and benefits	60,071
Clearance fees	31,429
Communications and data processing	13,336
Interest	2,322
Occupancy	14,330
Regulatory fees	9,660
Professional fees	20,800
Other expenses	64,324
Filing fees and taxes	315
Total expense	216,587
NET INCOME (LOSS)	$ 28,967

The accompanying notes are an integral part of these financial statements

GP NURMENKARI INC.

Statement of Cash Flows
for the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 28,967
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivable from customers and clearing organization	(9,706)	
Other receivable	10,000	
Prepaid expenses	(2,400)	
Increase (decrease) in operating liabilities:		
Accounts payable, and accrued expenses	8,584	
Total adjustments		6,478
Net cash used in operating activities		35,445
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	-	
		-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholders distribution	(35,030)	(35,030)
Net cash provided by financing activities		(35,030)
INCREASE(DECREASE) IN CASH		415
CASH AT BEGINNING OF THE YEAR		3,073
CASH AT END OF THE YEAR		$ 3,488

The accompanying notes are an integral part of these financial statements

GP NURMENKARI INC.

Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2012

	Capital Stock Common (non par)		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2011	200	$ 70,030		(16,800)	53,230
					-
Net income(loss)				28,967	28,967
Changes in Capital	-		-	(35,025)	(35,025)
Balance at December 31, 2012	200	70,030	-	(22,858)	$ 47,172

The accompanying notes are an integral part of these financial statements

GP Nurmenkari, Inc.
Notes to Financial Statements

For the Year Ended December 31, 2012

1. Organization and nature of business

GP Nurmenkari, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC customer protection rules under Paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company is a New York corporation established on January 7, 2010.

2. Significant Accounting Policies

Basic Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements of securities, selling corporate debt securities, and retailing corporate equity securities over the counter on a fully disclosed basis through a clearing brokerage.

Use of estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Depreciation
The Company does not have its own office equipments and furniture, accordingly, there is no depreciation incurred.

Statement of Cash Flows
For purpose of Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not hold for sale in the ordinary course of business.

3. Fair Value:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A faire value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The faire value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As at December 31, 2012, the Company did not own securities and did not have principal transactions. The Company reported cash and cash equivalent, commission receivables and accounts payable, and other liabilities at carrying amounts that approximate fair values because of the short maturity.

4. Commitments and contingencies:

The Company lease office space under a short term operating lease agreement that expires June 2013. The rental payment is $964.69 per month plus utilities and other charges.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and minimum dollar amount of net capital requirement is $5,000. At December 31, 2012, the Company was in compliance with these regulations. The company's aggregate indebtedness to net capital ratio was 0.59 to 1 and the Company had net capital of $40,972 which exceeded the minimum required dollar amount by $35,972.

6. Income taxes:

For the tax purpose, the Company elected to be taxed as a S corporation. Accordingly, the Company's income and loss is passed to the member individually. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. However, the Company is still subject to local corporation taxes if taxable income exceeds certain amount by offsetting entitled loss carryforward.

7. Subsequent events:

Events have been evaluated through the date of audit report the date the financial statements were available to be issued and no further information is required to be disclosed.

GP NURMENKARI INC.
Supplement Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2012

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

The Company is a broker-dealer and is exempt from the provision of SEC Rule 15c3-3, subparagraph (k)(2)(ii). The conditions of exemption are being maintained.

SCHEDULE I

GP NURMENKARI INC.

Computation of Net capital Under rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2012

NET CAPITAL			
Total stockholders' equity		$	47,172
Deduct stockholders' equity not allowable for net capital			-
Total stockholders' equity qualified for net capital			47,172
Deductions:			
None allowable assets			
Prepaid expenses	(6,200)		
	-		(6,200)
		$	40,972
AGGREGATE INDEBTEDNESS			
Accounts payable, and accrued expenses	24,179		24,179
Total aggregate indebtedness		$	24,179
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required:			1,612
Minimum dollar required:		$	5,000
Excess net capital		$	35,972
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar amount		$	34,972
Ratio: Aggregate indebtedness to net capital			0.59 to 1

GP NURMENKARI INC.

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2012)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report(Amendment)	$	40,972
Adjustments:		
		-
Net capital per above	$	40,972

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Par IIA of Form X-17A-5(Amendment) as of December 31, 2012.

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC rule 15c3-3

Board of Directors
GP Nurmenkari, Inc.

In planning and performing our audit of the financial statements of GP Nurmenkari, Inc. (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. *A significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen Co. CPA
Flushing, New York
February 22, 2013